UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1- Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced the schedule of major data events at the annual American College of Cardiology Scientific Session, which runs from March 11 to 14 in Atlanta, Georgia. BSC will be presenting 9 month data for its TAXUS V ISR trial, 9 month results from its STENT registry, and 6 month results from its ARRIVE II registry at the conference.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 7, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, March 8, 2006

ANGIOTECH PARTNER TO RELEASE BROAD RANGE OF CLINICAL STUDY RESULTS ON MARKET-LEADING TAXUS® CORONARY STENT SYSTEM AT ACC 2006

Results highlight efficacy of TAXUS in most complex lesions and highest risk patients

Vancouver, BC-March 7, 2006 – Angiotech Pharmaceuticals, Inc.(NASDAQ: ANPI; TSX: ANP) corporate partner Boston Scientific Corporation (“BSC”) today announced the schedule of BSC’s major events at the annual American College of Cardiology Scientific Session, which runs from March 11 to 14 in Atlanta, Georgia.

Sunday, March 12

•

TAXUS V ISR Results.  At 10:00 a.m., BSC will release nine-month results from the TAXUS V In-Stent Restenosis (ISR) clinical trial, which evaluates the TAXUS Express2 paclitaxel-eluting coronary stent system versus vascular brachytherapy for the treatment of bare metal stent in-stent restenosis.  The TAXUS V ISR trial is a prospective, randomized, open-label trial with a primary endpoint of target vessel revascularization (TVR) at nine months.  The trial has enrolled 396 patients at 37 sites in the U.S.  The results will be presented by Gregg W. Stone, M.D., the study’s Principal Investigator, at a podium session in Hall C3 of the Georgia World Congress Center.  BSC will also issue a press release at this time.  The TAXUS V ISR results are scheduled to be published in the March 15 issue of The Journal of the American Medical Association (JAMA) with an advanced posting to its website on March 12 at http://jama.ama-assn.org.

•

STENT Registry.  At 9:40 a.m., nine-month results from the Strategic Transcatheter Evaluation of New Therapies (STENT) registry will be presented by Charles A. Simonton III, M.D., chairman of the executive steering committee for the STENT registry, at a podium session in Hall C3 of the Georgia World Congress Center.  This large, independent, prospective, multicenter registry evaluates the comparative late clinical outcomes of paclitaxel- and sirolimus-eluting coronary stents among “real-world” cases and clinical situations, including diabetics and other high-risk patients.  With a planned enrollment of more than 8,000 patients, the STENT registry is the largest study of its kind in the United States.

•

DES Educational Symposium.  From 8:00-10:00 p.m., BSC will host a symposium entitled, “Contemporary DES Data: A Clear Way to Put It All into Perspective” in the Grand Ballroom, North Tower of the Omni Hotel at the CNN Center.  The symposium will be chaired by Stephen G. Ellis, M.D. and Patrick W. Serruys, M.D., Ph.D.  The event will include case-based presentations and interactive sessions on the latest clinical evidence and “real-world” registry data for drug-eluting stents in complex patients.  BSC will also host a reception prior to the symposium from 7:00 to 8:00 p.m. adjacent to the Grand Ballroom.

Tuesday, March 14

•

ARRIVE II Registry data.  BSC will release six-month results from its ARRIVE II registry, which has enrolled 5,007 consecutive patients at approximately 53 centers in the United States.  The program is designed to collect and analyze “real-world” safety and clinical outcomes data from the TAXUS Express2 paclitaxel-eluting stent system in the treatment of patients with coronary artery disease.  The results will be presented by Malcolm Foster, M.D., an investigator for the study, from 10:00-11:00 a.m. at a poster session in Hall B1 of the Georgia World Congress Center.  BSC will also issue a press release at this time.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com